SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 336

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                        CHAPMAN & CUTLER
                                        Attention:  Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.






               SUBJECT TO COMPLETION DATED MARCH 8, 1999

              AMERICA'S LEADING BRANDS FLEXPORTFOLIO SERIES
                       ENERGY FLEXPORTFOLIO SERIES
                 FINANCIAL SERVICES FLEXPORTFOLIO SERIES
                      INTERNET FLEXPORTFOLIO SERIES
                   PHARMACEUTICAL FLEXPORTFOLIO SERIES
                     TECHNOLOGY FLEXPORTFOLIO SERIES

                                 FT 336

FT 336 consists of six separate unit investment trusts each of which is listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust contains a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which the Trust is named. The objective of each Trust is to provide an above-average total return through capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   First Trust (registered trademark)
                             1-800-621-1675

              The date of this prospectus is ________, 1999

Page 1

                    Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Auditors                           7
Statements of Net Assets                                 8
Schedules of Investments                                10
The FT Series                                           17
Portfolios                                              18
Risk Factors                                            19
Portfolio Securities Descriptions                       21
Public Offering                                         31
Distribution of Units                                   32
The Sponsor's Profits                                   33
The Secondary Market                                    33
How We Purchase Units                                   33
Expenses and Charges                                    33
Tax Status                                              34
Rights of Unit Holders                                  35
Income and Capital Distributions                        36
Redeeming Your Units                                    36
Removing Securities from a Trust                        37
Amending or Terminating the Indenture                   39
Information on the Sponsor, Trustee and Evaluator       38
Other Information                                       41


Page 2
                  Summary of Essential Information

        At the Opening of Business on the Initial Date of Deposit of the Equity Securities-________, 1999

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.


                                                                   America's Leading   Energy              Financial Services
                                                                   Brands Flex-        FlexPortfolio       FlexPortfolio
                                                                   Portfolio Series    Series              Series
                                                                   ______________      ____________        _______________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)               1/               1/                  1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2) $                   $                   $
    Maximum Sponsor retention of 2.5% of the Public Offering
      Price per Unit (2.5% of the net amount invested,
      exclusive of the deferred Sponsor retention) (3)             $                   $                   $
    Less Deferred Sponsor retention per Unit                       $ (___)             $ (___)             $ (___)
Public Offering Price per Unit (4)                                 $                   $                   $
Sponsor's Initial Repurchase Price per Unit (5)                    $                   $                   $
Redemption Price per Unit (based on aggregate underlying
   value of Securities less deferred Sponsor retention) (5)        $                   $                   $
Estimated Net Annual Distributions per Unit (6)                    $                   $                   $
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code

First Settlement Date                         _______, 1999
Mandatory Termination Date                    _______, 2004
Discretionary Liquidation Amount              A Trust may be terminated if the value thereof is less than the lower of
                                              $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                              Trust during the initial offering period.
Income Distribution Record Date               Fifteenth day of each June and December commencing _______, 1999.
Income Distribution Date (7)                  Last day of each June and December commencing _______, 1999.

_____________

See "Notes to Summary of Essential Information" on page 4.

Page 3
                  Summary of Essential Information

        At the Opening of Business on the Initial Date of Deposit of the Equity Securities-________, 1999

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.


                                                                   Internet            Pharmaceutical      Technology
                                                                   FlexPortfolio       FlexPortfolio       FlexPortfolio
                                                                   Series              Series              Series
                                                                   ___________         ______________      ____________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)            1/                     1/                  1/
Public Offering Price:
   Aggregate Offering Price Evaluation of  Securities per Unit (2) $                   $                   $
   Maximum Sponsor retention of 2.5% of the Public Offering
      Price per Unit (2.5% of the net amount invested,
      exclusive of the deferred Sponsor retention) (3)             $                   $                   $
   Less Deferred Sponsor retention per Unit                        $ (___)             $ (___)             $ (___)
Public Offering Price per Unit (4)                                 $                   $                   $
Sponsor's Initial Repurchase Price per Unit (5)                    $                   $                   $
Redemption Price per Unit (based on aggregate underlying
  value of Securities less deferred Sponsor retention) (5)         $                   $                   $
Estimated Net Annual Distributions per Unit (6)                    $                   $                   $
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code

First Settlement Date                         _______, 1999
Mandatory Termination Date                    _______, 2004
Discretionary Liquidation Amount              A Trust may be terminated if the value thereof is less than the lower of
                                              $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                              Trust during the initial offering period.
Income Distribution Record Date               Fifteenth day of each June and December commencing _______, 1999.
Income Distribution Date (7)                  Last day of each June and December commencing _______, 1999.

________________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each Security, if listed on a securities exchange, is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum Sponsor retention is entirely deferred. See "Fee Table" and "Public Offering." If you redeem or sell Units, you will not be assessed any remaining unaccrued Sponsor retention payments at the time of sale or redemption.

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accumulated dividends on the Securities.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distributions per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

Page 4
                      Fee Tables

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately five years and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees.


                                                                      America's Leading
                                                                      Brands                       Energy FlexPortfolio
                                                                      FlexPortfolio Series         Series
                                                                      ___________________          _____________________
                                                                                     Amount                       Amount
                                                                                     per Unit                     per Unit
                                                                                     ________                     ________
UNIT HOLDER TRANSACTION EXPENSES
   (as a percentage of public offering price)
Maximum Sponsor retention                                             2.50%(a)       $.250         2.50%(a)       $.250
                                                                      =====          ======        =====          ======
Maximum Sponsor retention imposed on reinvested dividends             2.50%(b)       $.250         2.50%(b)       $.250
                                                                      =====          ======        =====          ======

ORGANIZATION COSTS
   (as a percentage of public offering price)
Estimated Organization Costs                                           %(c)          $             %(c)           $
                                                                      =====          ======        =====          ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                              %                            %
Trustee's fee and other operating expenses                            %                            %
                                                                      _____          ______        _____          ______
  Total                                                               %              $             %              $
                                                                      =====          ======        =====          ======

                                                                      Financial Services           Internet
                                                                      FlexPortfolio Series         FlexPortfolio Series
                                                                      ______________________       _____________________
                                                                                     Amount                       Amount
                                                                                     per Unit                     per Unit
                                                                                     ________                     ________
UNIT HOLDER TRANSACTION EXPENSES
   (as a percentage of public offering price)
Maximum Sponsor retention                                             2.50%(a)       $.250         2.50%(a)       $.250
                                                                      =====          ======        =====          ======
Maximum Sponsor retention imposed on reinvested dividends             2.50%(b)       $.250         2.50%(b)       $.250
                                                                      =====          ======        =====          ======

ORGANIZATION COSTS
   (as a percentage of public offering price)
Estimated Organization Costs                                           %(c)          $             %(c)           $
                                                                      =====          ======        =====          ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                              %                            %
Trustee's fee and other operating expenses                            %                            %
                                                                      _____          ______        _____          ______
  Total                                                               %              $             %              $
                                                                      =====          ======        =====          ======


Page 5


                                                                      Pharmaceutical               Technology
                                                                      FlexPortfolio Series         FlexPortfolio Series
                                                                      _________________________    ________________________
                                                                                     Amount                       Amount
                                                                                     per Unit                     per Unit
                                                                                     ________                     ________
UNIT HOLDER TRANSACTION EXPENSES
   (as a percentage of public offering price)
Maximum Sponsor retention                                             2.50%(a)       $.250         2.50%(a)       $.250
                                                                      =====          ======        =====          ======
Maximum Sponsor retention imposed on reinvested dividends             2.50%(b)       $.250         2.50%(b)       $.250
                                                                      =====          ======        =====          ======

ORGANIZATION COSTS
   (as a percentage of public offering price)
Estimated Organization Costs                                           %(c)          $             %(c)           $
                                                                      =====          ======        =====          ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                              %                            %
Trustee's fee and other operating expenses                            %                            %
                                                                      _____          ______        _____          ______
  Total                                                               %              $             %              $
                                                                      =====          ======        =====          ======

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:


                                                          1 Year        3 Years        5 Years
                                                          __________    __________    __________
America's Leading Brands FlexPortfolio Series             $             $             $
Energy FlexPortfolio Series
Financial Services FlexPortfolio Series
Internet FlexPortfolio Series
Pharmaceutical FlexPortfolio Series
Technology FlexPortfolio Series

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect Sponsor retention on reinvested dividends and other distributions. If these charges were included, your costs would be higher.

______________

(a) The maximum Sponsor retention is entirely deferred. The maximum Sponsor retention is a fixed amount equal to $.250 per Unit which will be deducted in equal monthly installments of $0.0042 per Unit on the twentieth day of each month, commencing ________, 1999 (or if the twentieth day is not a business day on the preceding business day) and continuing over the life of a Trust. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the Sponsor retention will not change but the Sponsor retention on a percentage basis will exceed 2.5% of the Public Offering Price. When you purchase Units you will only be subject to Sponsor retention payments not yet collected.

(b) Reinvested dividends will be subject only to the Sponsor retention remaining at the time of reinvestment. See "Income and Capital
Distributions."

(c) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

Page 6
            Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 336

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 336, comprised of America's Leading Brands FlexPortfolio Series; Energy FlexPortfolio Series; Financial Services FlexPortfolio Series; Internet FlexPortfolio Series; Pharmaceutical FlexPortfolio Series; and Technology FlexPortfolio Series, as of the opening of business on ________, 1999. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on ________, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 336, comprised of America's Leading Brands FlexPortfolio Series; Energy FlexPortfolio Series; Financial Services FlexPortfolio Series; Internet FlexPortfolio Series; Pharmaceutical FlexPortfolio Series; and Technology FlexPortfolio Series, at the opening of business on ________, 1999 in conformity with generally accepted accounting principles.


                                 ERNST & YOUNG LLP

Chicago, Illinois
________, 1999

Page 7
                     Statements of Net Assets

                                 FT ___
                    At the Opening of Business on the
                 Initial Date of Deposit-________, 1999


                                                                  America's Leading    Energy              Financial Services
                                                                  Brands Flex-         FlexPortfolio       FlexPortfolio
                                                                  Portfolio Series     Series              Series
                                                                  _______________      ______________      _________________
NET ASSETS
Investment in Securities represented by
   purchase contracts (1) (2)                                     $                    $                   $
Less liability for reimbursement to Sponsor
   for organization costs (3)                                         (  )                 (  )                (  )
                                                                  ________             ________            ________
Net assets                                                        $                    $                   $
                                                                  ========             ========            ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (4)                                             $                    $                   $
Less Sponsor retention (4)                                            (  )                 (  )                (  )
Less estimated reimbursement to Sponsor
   for organization costs (3)                                         (  )                 (  )                (  )
                                                                  ________             ________            ________
Net assets                                                        $                    $                   $
                                                                  ========             ========            ========

________________

See "Notes to Statements of Net Assets" on page 9.

Page 8
                   Statements of Net Assets (con't.)

                                 FT 336
                    At the Opening of Business on the
                 Initial Date of Deposit-________, 1999


                                                              Internet             Pharmaceutical       Technology
                                                              FlexPortfolio        FlexPortfolio        FlexPortfolio
                                                              Series               Series               Series
                                                              _____________        ____________         ____________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                            $                    $                    $
Less liability for reimbursement to Sponsor
     for organization costs (3)                                   (  )                 (  )                 (  )
                                                              ________             ________             ________
Net assets                                                    $                    $                    $
                                                              ========             ========             ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (4)                                         $                    $                    $
Less Sponsor retention (4)                                        (  )                 (  )                 (  )
Less estimated reimbursement to Sponsor
     for organization costs (3)                                   (  )                 (  )                 (  )
                                                              ________             ________             ________
Net assets                                                    $                    $                    $
                                                              ========             ========             ========

_____________________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $__________ will be allocated among each of the six Trusts in FT 336, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $___, $___, $____, $____, $___ and $___ per Unit for the America's Leading Brands FlexPortfolio Series, Energy FlexPortfolio Series, Financial Services FlexPortfolio Series, Internet FlexPortfolio Series, Pharmaceutical FlexPortfolio Series and Technology FlexPortfolio Series, respectively. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) The aggregate cost to investors includes a Sponsor retention computed at the rate of 2.5% of the Public Offering Price per Unit (equivalent to 2.5% of the net amount invested, exclusive of the Sponsor retention). This fee represents the amount of mandatory distributions from each Trust ($.25 per Unit), payable to the Sponsor in equal monthly installments beginning on ________ 20, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through ____________, 2004. If you redeem or sell Units, you will not be assessed any remaining unaccrued Sponsor retention payments at the time of sale or redemption.

Page 9
                        Schedule of Investments

              America's Leading Brands FlexPortfolio Series
                                 FT 336

                    At the Opening of Business on the
                 Initial Date of Deposit-________, 1999

                                                                               Approximate
                                                                               Percentage        Market
Number                                                                         of Aggregate      Value            Cost of
of          Ticker Symbol and                                                  Offering          per              Securities
Shares      Name of Issuer of Securities (1)                                   Price (6)         Share            to Trust (2)
________    _______________________________________                            ____________      ______           _________
                       Apparel
                       _______
            NAUT       Nautica Enterprises, Inc.                               4%                $                $
            TOM        Tommy Hilfiger Corporation                              4%

                       Beverages
                       _________
            BUD        Anheuser-Busch Companies, Inc.                          4%
            KO         The Coca-Cola Company                                   4%
            PEP        PepsiCo, Inc.                                           4%

                       Entertainment
                       _____________
            DIS        The Walt Disney Company                                 4%

                       Food
                       ____
            CPB        Campbell Soup Company                                   4%
            HNZ        H.J. Heinz Company                                      4%
            HSY        Hershey Foods Corporation                               4%
            SLE        Sara Lee Corporation                                    4%

                       Household Products
                       __________________
            CLX        The Clorox Company                                      4%
            CL         Colgate-Palmolive Company                               4%
            PG         The Procter & Gamble Company                            4%

                       Pharmaceuticals
                       _______________
            BMY        Bristol-Myers Squibb Company                            4%
            JNJ        Johnson & Johnson                                       4%
            SGP        Schering-Plough Corporation                             4%

                       Recreation
                       ___________
            CCL        Carnival Corporation                                    4%
            HDI        Harley-Davidson, Inc.                                   4%

                       Restaurants
                       ___________
            MCD        McDonald's Corporation                                  4%
            SBUX       Starbucks Corporation                                   4%

                       Retail
                       ______
            GPS        The Gap, Inc.                                           4%

                       Technology
                       ___________
            INTC       Intel Corporation                                       4%

                       Tobacco
                       _______
            MO         Philip Morris Companies, Inc.                           4%

                       Toiletries/Cosmetics
                       ___________________
            G          The Gillette Company                                    4%

                       Toys
                       ____
            MAT        Mattel, Inc.                                            4%
                                                                               ______                             _________
                             Total Investments                                  100%                              $
                                                                               ======                             =========

________________

See "Notes to Schedules of Investments" on page 15.

Page 10
                         Schedule of Investments

                       Energy FlexPortfolio Series
                                 FT 336

                    At the Opening of Business on the
                 Initial Date of Deposit-________, 1999


                                                                                Approximate
                                                                                Percentage         Market
                                                                                of Aggregate       Value         Cost of
Number       Ticker Symbol and                                                  Offering           per           Securities
of Shares    Name of Issuer of Securities (1)                                   Price (6)          Share         to Trust (2)
_________    _______________________________________                            ____________       ______        __________
             OIL & GAS-DRILLING
             ____________________
             DO           Diamond Offshore Drilling, Inc.                       4%                 $             $
             ESV          ENSCO International, Inc.                             4%
             NBR          Nabors Industries, Inc.                               4%
             NE           Noble Drilling Corporation                            4%
             FLC          R&B Falcon Corporation                                4%
             SDC          Santa Fe International Corporation                    4%
             RIG          Transocean Offshore, Inc.                             4%

             OIL & GAS-EXPLORATION & PRODUCTION
             __________________________________
             THX          The Houston Exploration Company                       4%
             NBL          Noble Affiliates, Inc.                                4%

             OIL-FIELD SERVICES
             __________________
             BJS          BJ Services Company                                   4%
             RON          Cooper Cameron Corporation                            4%
             GLBL         Global Industries, Ltd.                               4%
             PGO          Petroleum Geo-Services ASA (ADR)                      4%
             SLB          Schlumberger Ltd.                                     4%
             TDW          Tidewater, Inc.                                       4%
             VTS          Veritas DGC, Inc.                                     4%
             WFT          Weatherford International, Inc.                       4%

             OIL-INTEGRATED
             ______________
             BPA          BP Amoco Plc (ADR)                                    4%
             CHV          Chevron Corporation                                   4%
             E            ENI SpA (ADR)                                         4%
             MOB          Mobil Corporation (4)                                 4%
             RD           Royal Dutch Petroleum Company NV (3)                  4%
             TX           Texaco, Inc.                                          4%
             TOT          Total SA (ADR)                                        4%
             MRO          USX-Marathon Group                                    4%
                                                                                ______                           _________
                                Total Investments                                100%                            $
                                                                                ======                           =========
________________

See "Notes to Schedules of Investments" on page 15.

Page 11

                         Schedule of Investments

                 Financial Services FlexPortfolio Series
                                 FT 336

At the Opening of Business on the Initial Date of Deposit-________, 1999


                                                                                  Approximate
                                                                                  Percentage        Market
                                                                                  of Aggregate      Value         Cost of
Number       Ticker Symbol and                                                    Offering          per           Securities
of Shares    Name of Issuer of Securities (1)                                     Price (6)         Share         to Trust (2)
_________    _______________________________________                              ____________      ______        __________
             BANKS & THRIFTS
             _______________
             BAC        BankAmerica Corporation                                       %             $             $
             BKB        BankBoston Corporation                                        %
             ONE        Bank One Corporation                                          %
             COFI       Charter One Financial, Inc.                                   %
             CMB        The Chase Manhattan Corporation                               %
             FTU        First Union Corporation                                       %
             USB        U.S. Bancorp                                                  %
             WM         Washington Mutual, Inc.                                       %
             WFC        Wells Fargo Company                                           %

             FINANCIAL SERVICES
             __________________
             AXP        American Express Company                                      %
             COF        Capital One Financial Corporation                             %
             C          Citigroup, Inc.                                               %
             CCR        Countrywide Credit Industries, Inc.                           %
             FNM        Fannie Mae                                                    %
             HI         Household International, Inc.                                 %
             KRB        MBNA Corporation                                              %
             PVN        Providian Financial Corporation                               %

             INSURANCE
             _________
             AFL        AFLAC Incorporated                                            %
             ALL        The Allstate Corporation                                      %
             AIG        American International Group, Inc.                            %
             CB         The Chubb Corporation                                         %
             EQ         The Equitable Companies Incorporated                          %
             MTG        MGIC Investment Corporation                                   %
             NFS        Nationwide Financial Services, Inc. (Class A)                  %
             PGR        Progressive Corporation                                       %

             INVESTMENT SERVICES
             ___________________
             BEN        Franklin Resources, Inc.                                      %
             LEH        Lehman Brothers Holdings, Inc.                                %
             MER        Merrill Lynch & Company, Inc.                                 %
             MWD        Morgan Stanley Dean Witter & Co.                              %
             TROW       T. Rowe Price Associates, Inc.                                %
                                                                                  ______                          _________
                              Total Investments                                     100%                          $
                                                                                  ======                          =========

________________

See "Notes to Schedules of Investments" on page 15.

Page 12
                        Schedule of Investments

                      Internet FlexPortfolio Series
                                 FT 336

At the Opening of Business on the Initial Date of Deposit-________, 1999


                                                                               Approximate
                                                                               Percentage        Market
Number                                                                         of Aggregate      Value            Cost of
of          Ticker Symbol and                                                  Offering          per              Securities
Shares      Name of Issuer of Securities (1)                                   Price (6)         Share            to Trust (2)
________    ________________________________                                   ____________      ______           ____________
            ACCESS/INFORMATION PROVIDERS
            ____________________________
            AOL        America Online, Inc.                                    4%                $                $
            WCOM       MCI WorldCom, Inc.                                      4%
            UMG        MediaOne Group, Inc.                                    4%
            MSPG       MindSpring Enterprises, Inc.                            4%
            QWST       Qwest Communications International, Inc.                4%

            COMMUNICATIONS EQUIPMENT
            ________________________
            LU         Lucent Technologies, Inc. (5)                           4%
            NT         Northern Telecom Ltd. (3)                               4%
            TLAB       Tellabs, Inc.                                           4%

            COMPUTER NETWORKING
            ___________________
            COMS       3Com Corporation                                        4%
            CSCO       Cisco Systems, Inc.                                     4%

            COMPUTER SERVICES
            _________________
            CATP       Cambridge Technology Partners, Inc.                     4%

            COMPUTERS
            _________
            CPQ        Compaq Computer Corporation                             4%
            DELL       Dell Computer Corporation                               4%
            HWP        Hewlett-Packard Company                                 4%
            SUNW       Sun Microsystems, Inc.                                  4%

            INTERNET CONTENT
            ________________
            CMGI       CMGI Inc.                                               4%
            DIS        The Walt Disney Company                                 4%

            ON-LINE BROKERAGE
            __________________
            EGRP       E*TRADE Group, Inc.                                     4%
            SCH        Charles Schwab Corporation                              4%

            SEMICONDUCTORS
            ______________
            INTC       Intel Corporation                                       4%

            SOFTWARE
            ________
            CHKPF      Check Point Software Technologies, Ltd. (3)             4%
            MSFT       Microsoft Corporation                                   4%
            NETA       Network Associates, Inc.                                4%
            ORCL       Oracle Corporation                                      4%
            SE         Sterling Commerce, Inc.                                 4%
                                                                               ______                             _________
                             Total Investments                                 100%                               $
                                                                               ======                             =========

_________________

See "Notes to Schedules of Investments" on page 15.

Page 13
                      Schedule of Investments

                   Pharmaceutical FlexPortfolio Series
                                 FT 336

                    At the Opening of Business on the
                 Initial Date of Deposit-________, 1999


                                                                                    Approximate
                                                                                    Percentage      Market        f
Number                                                                              of Aggregate    Value         Cost o
of          Ticker Symbol and                                                       Offering        per            Securities
Shares      Name of Issuer of Securities (1)                                        Price (6)       Share         to Trust (2)
______      _______________________________________                                 __________      ______        _________
            ABT         Abbott Laboratories                                            5%           $             $
            AGPH        Agouron Pharmaceuticals, Inc.                                  5%
            AHP         American Home Products Corporation                             5%
            AMGN        Amgen, Inc.                                                    5%
            BMY         Bristol-Myers Squibb Company                                   5%
            ELN         Elan Corporation Plc (ADR)                                     5%
            GLX         Glaxo Wellcome Plc (ADR)                                       5%
            JNJ         Johnson & Johnson                                              5%
            JMED        Jones Pharma, Inc.                                             5%
            MRK         Merck & Company, Inc.                                          5%
            MYL         Mylan Laboratories, Inc.                                       5%
            NVTSY       Novartis AG (ADR)                                              5%
            PFE         Pfizer, Inc.                                                   5%
            ROHHY       Roche Holdings AG (ADR)                                        5%
            SGP         Schering-Plough Corporation                                    5%
            SBH         SmithKline Beecham Plc (ADR)                                   5%
            TEVIY       Teva Pharmaceutical Industries Ltd. (ADR)                      5%
            WLA         Warner-Lambert Company                                         5%
            WPI         Watson Pharmaceuticals, Inc.                                   5%
            ZEN         Zeneca Group Plc (ADR)                                         5%
                                                                                    ______                        _________
                              Total Investments                                      100%                         $
                                                                                    ======                        =========
_________________

See "Notes to Schedules of Investments" on page 15.

Page 14

                       Schedule of Investments

                     Technology FlexPortfolio Series
                                 FT 336

At the Opening of Business on the Initial Date of Deposit-________, 1999


                                                                                  Approximate
                                                                                  Percentage        Market
Number                                                                            of Aggregate      Value         Cost of
of            Ticker Symbol and                                                   Offering          per           Securities
Shares        Name of Issuer of Securities (1)                                    Price (6)         Share          to Trust (2)
_________     _____________________________________                               ____________      ______        _____________
              COMPUTER & PERIPHERALS
              ______________________
              CPQ        Compaq Computer Corporation                                 4%             $             $
              DELL       Dell Computer Corporation                                   4%
              EMC        EMC Corporation                                             4%
              HWP        Hewlett-Packard Company                                     4%
              SLR        Solectron Corporation                                       4%
              SUNW       Sun Microsystems, Inc.                                      4%

              COMPUTER SOFTWARE & SERVICES
              ____________________________
              BMCS       BMC Software, Inc.                                          4%
              CHKPF      Check Point Software Technologies, Ltd. (3)                 4%
              CPWR       Compuware Corporation                                       4%
              KEA        Keane, Inc.                                                 4%
              MSFT       Microsoft Corporation                                       4%
              NETA       Network Associates, Inc.                                    4%
              ORCL       Oracle Corporation                                          4%
              PSFT       PeopleSoft, Inc.                                            4%
              SAP        SAP AG (ADR)                                                4%

              DATA NETWORKING/COMMUNICATIONS EQUIPMENT
              ______________________________________
              COMS       3Com Corporation                                            4%
              ASND       Ascend Communications, Inc. (5)                             4%
              CSCO       Cisco Systems, Inc.                                         4%
              TLAB       Tellabs, Inc.                                               4%

              SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT
              ______________________________________
              ALTR       Altera Corporation                                          4%
              AMAT       Applied Materials, Inc.                                     4%
              INTC       Intel Corporation                                           4%
              KLAC       KLA-Tencor Corporation                                      4%
              MXIM       Maxim Integrated Products, Inc.                             4%
              STM        STMicroelectronics NV (3)                                   4%
                                                                                  ______                          _________
                               Total Investments                                   100%                           $
                                                                                  ======                          =========


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. We entered into purchase contracts for the Securities on _______, 1999.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:
                                                  Cost of
                                                  Securities
                                                  to Sponsor    Profit/Loss
                                                  __________    ___________
America's Leading Brands FlexPortfolio Series     $             $
Energy FlexPortfolio Series                       $             $
Financial Services FlexPortfolio Series           $             $
Internet FlexPortfolio Series                     $             $
Pharmaceutical FlexPortfolio Series               $             $
Technology FlexPortfolio Series                   $             $

(3) This Security represents the common stock of a foreign company which is traded directly on a United States securities exchange.

Page 15

(4) Exxon Corporation ("Exxon") has recently announced plans to acquire Mobil Corporation ("Mobil"). As per the terms of the merger agreement, each shareholder of Mobil will receive 1.32015 shares of Exxon for each share of Mobil held. As a result of this expected transaction, it is anticipated that the Trust will receive shares of common stock of Exxon in exchange for the shares of Mobil which it holds. The transaction is subject to the approval of the shareholders of both companies and various regulatory authorities.

(5) Lucent Technologies, Inc. ("Lucent") has recently announced plans to acquire Ascend Communications, Inc. ("Ascend"). As per the terms of the merger agreement, each shareholder of Ascend will receive .825 shares of Lucent for each share of Ascend held. As a result of this expected transaction, it is anticipated that the Trust will receive shares of common stock of Lucent in exchange for the shares of Ascend which it holds. The transaction is subject to the approval of the shareholders of both companies.

(6) Each Trust may contain additional Securities each of which will not exceed the approximate percentage set forth under Approximate Percentage of Aggregate Offering Price. Although it is not the Sponsor's intention, certain of the Securities listed may not be included in a final portfolio. Also, the percentages of the Aggregate Offering Price for the Securities are approximate amounts and may vary in the final portfolios.

Page 16
                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named The FT Series. We designate each of these investment company series, FT Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trusts.

This FT Series contains six separate unit investment trusts which are known as:

- America's Leading Brands FlexPortfolio Series
- Energy FlexPortfolio Series
- Financial Services FlexPortfolio Series
- Internet FlexPortfolio Series
- Pharmaceutical FlexPortfolio Series
- Technology FlexPortfolio Series

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date, approximately five years from the date of this Prospectus. This date is shown in "Summary of Essential Information." Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited in each Trust contracts to buy the Securities (fully backed by an irrevocable letter of credit of a financial institution) with the Trustee. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trusts, in the form of units ("Units").

With the deposit of the contracts to buy Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit.

Since the prices of the underlying Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts will pay brokerage fees to buy Securities. To reduce this dilution, the Trusts will try to buy the Securities as close to the evaluation time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay us (or an affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be used to purchase additional Securities. The Trusts will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract. The Trustee must purchase the Replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.

                       Portfolios

Objectives. The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the industry sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

You can only purchase Units of the Trusts through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed.

America's Leading Brands FlexPortfolio Series is a unit investment trust which invests in a portfolio of common stocks of companies considered to be leaders in their industries.

Overview:

- As a result of growing populations and rising standards of living, demand for goods continues to increase.

- Relaxed trade agreements and improved political climates are opening more markets.

- Leading brands companies use their large advertising budgets and strong research and development to further expand into new markets.

Energy FlexPortfolio Series is a unit investment trust which invests in a portfolio of common stocks of energy companies we believe are positioned to take advantage of the world's increasing demand for energy.

Industry Overview:

- Worldwide demand continues to increase, driven primarily by the rapid developments in newly-industrialized countries in Asia, Eastern Europe, and Latin America.

- Workforce reductions and technological advancements continue to lower overhead and cut production costs.

- New technologies are expected to lead to the discovery of additional energy reserves and lower the cost of developing these resources.

Financial Services FlexPortfolio Series is a unit investment trust which invests in a portfolio of common stocks of financial service companies.

Industry Overview:

- The banking, financial services and insurance industries continue to experience significant consolidation.

- Banks and insurers continue to expand their businesses through innovative products and services.

- Baby boomers stand to benefit from the transfer of wealth as well as more favorable estate tax laws.

Internet FlexPortfolio Series is a unit investment trust which invests in a portfolio of common stocks of technology companies which provide products or services for, or conduct business on, the Internet.

Industry Overview:

- A new computer is added to the Internet approximately every four seconds.

-  Nearly 3000 new websites are being added every day.

- There has been an increase in consolidation and mergers among Internet related companies.

- Improved security measures are helping fuel consumer transactions over the web.

Source: Standard & Poor's Industry Surveys.

Pharmaceutical FlexPortfolio Series is a unit investment trust which invests in a portfolio of common stocks of pharmaceutical companies.

Industry Overview:

- Companies are working closely with managed care providers who see pharmaceuticals as a cost-effective alternative to more expensive treatments.

- Given that every 7 seconds a baby boomer turns 50, the pharmaceutical industry is under pressure to continue to develop new drugs and vaccines to help improve and possibly prolong life.

Technology FlexPortfolio Series is a unit investment trust which invests in a portfolio of common stocks of technology companies.

Industry Overview:

- Technology companies continue to make advancements. Consider the new technologies developed in the last several years alone: personal computers, fax machines, cellular phones, online data services, and the explosive growth of the Internet.

- Corporations are investing in technology to enhance their productivity and to stay ahead of the competition.

- Consumer demand may increase as technology becomes more affordable and more accessible.

Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S., and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain Trusts are issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies. This is a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Consumer Products Industry. The America's Leading Brands FlexPortfolio Series mainly consists of consumer products companies. General risks of these companies include cyclicality of revenues and earnings, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Energy Industry. The Energy FlexPortfolio Series includes companies that explore for, produce, refine, distribute or sell petroleum products, or provide parts or services to petroleum companies. General problems of the oil and petroleum products industry include volatile fluctuations in price and supply of energy fuels, international politics, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Financial Services Industry. The Financial Services FlexPortfolio Series includes banks and thrifts, insurance companies and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts will face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Pharmaceutical Industry. The Pharmaceutical FlexPortfolio Series includes companies involved in drug development and production. Pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation, and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs, and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Technology Industry. The Internet FlexPortfolio Series and the Technology FlexPortfolio Series both include companies which are involved in different areas of the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000

Problem will have on any of the issuers of the Securities.

Foreign Stocks. Certain of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include losses due to future political and economic developments, foreign currency devaluations, restrictions on foreign investments and exchange of securities, inadequate financial information and lack of liquidity of certain foreign markets.

            Portfolio Securities Descriptions

America's Leading Brands FlexPortfolio Series

Apparel
_______

Nautica Enterprises, Inc., headquartered in New York, New York, through subsidiaries, designs, sources and sells fine quality men's sportswear, outerwear and activewear with a distinctive active outdoor image which is sold through better department store chains and specialty stores.

Tommy Hilfiger Corporation, headquartered in Kowloon, Hong Kong, through subsidiaries, designs, sources and markets designer men's sportswear and boyswear, including woven and knit shirts, pants, sweaters, outerwear and athletic wear. These products are complemented by collections of men's tailored clothing, dress shirts and accessories, footwear, women's casualwear and men's and women's fragrances, among others, bearing the Tommy Hilfiger trademark, which are produced and sold pursuant to certain licensing arrangements.

Beverages
_________

Anheuser-Busch Companies, Inc., headquartered in St. Louis, Missouri, brews beer, makes metal beverage containers, recycles metal and glass beverage containers, and operates theme parks.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups, and also markets juice and juice-drink products. The company's products are sold in 200 countries and include the leading soft drink products in most of these countries.

PepsiCo, Inc., headquartered in Purchase, New York, produces and distributes beverage concentrates, syrups and soft drinks.

Entertainment
_____________

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.

Food
____

Campbell Soup Company, headquartered in Camden, New Jersey, with subsidiaries, makes and markets soups and sauces, biscuits and confectionery products, and frozen foods and pickles. The company also distributes "Campbell's Soups" and "Campbell's Specialty Kitchen" entrees to the food service and meal replacement markets.

H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, makes, packages and sells processed food products, including ketchup and sauces/condiments, pet food, baby food, frozen meals and snacks, frozen potatoes and vegetables, soups, beans and pasta. The company also provides weight control services and sells food products to food service operators.

Hershey Foods Corporation, headquartered in Hershey, Pennsylvania, makes and sells chocolate and non-chocolate confectionery products, and grocery and pasta products.

Sara Lee Corporation, headquartered in Chicago, Illinois, with subsidiaries, makes, markets and distributes packaged food, packaged consumer goods, and household and personal care products throughout the world.

Household Products
__________________

The Clorox Company, headquartered in Oakland, California, makes and sells nondurable consumer products sold mainly through grocery stores, mass merchandisers and other retail outlets. The company's products include laundry additives, home cleaning products, charcoal, insecticides, cat litter, dressings and sauces, water filtration systems and professional products.

Colgate-Palmolive Company, headquartered in New York, New York, through subsidiaries, produces and distributes oral, personal and household care and pet nutrition products. Principal global trademarks include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel" in addition to various regional trademarks.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, through subsidiaries, makes detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Pharmaceuticals
_______________

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health, over-the-counter, foot care and sun care products.

Recreation
__________

Carnival Corporation, headquartered in Miami, Florida, operates the world's largest multiple-night cruise line under the names "Carnival Cruise," "Holland America Line" and "Windstar Cruises." The company also markets sightseeing tours and operates hotels under the name "Westmark Hotels."

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, makes and sells heavyweight touring and custom motorcycles and related products and accessories. The company also provides financing and insurance services for its motorcycles.

Restaurants
___________

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's."

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, a variety of pastries and confections, and coffee-related accessories and equipment, mainly through its retail stores.

Retail
______

The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in Canada, France, Germany, Japan, the United States and the United Kingdom. Stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."

Technology
___________

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.

Tobacco
_______

Philip Morris Companies, Inc., headquartered in New York, New York, makes cigarettes and tobacco products, packaged grocery products, coffee, cheeses, chocolate confections, meats and beer.

Toiletries/Cosmetics
____________________

The Gillette Company, headquartered in Boston, Massachusetts, is a leading manufacturer of male and female grooming products and oral care products. The company is also the top seller of writing instruments and correction products. Gillette's products are distributed through wholesalers, retailers and agents in over 200 countries and territories.

Toys
____

Mattel, Inc., headquartered in El Segundo, California, designs, makes and sells Barbie fashion dolls and doll clothing and accessories, "Fisher-Price" toys and juvenile products, die-cast "Hot Wheels" vehicles and playsets, "Cabbage Patch Kids" dolls and other large dolls, "Scrabble," card games, preschool toys and Disney-licensed toys.

Energy FlexPortfolio Series

Oil & Gas-Drilling
__________________

Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, performs contract drilling of offshore oil and gas wells. The company operates a fleet of offshore rigs which operate in the waters off six of the world's seven continents.

ENSCO International, Inc., headquartered in Dallas, Texas, conducts contract drilling and marine transportation services for the oil and gas industry in the Gulf of Mexico, the North Sea, Venezuela and the Asia Pacific region.

Nabors Industries, Inc., headquartered in Houston, Texas, operates the largest land oil and gas drilling contract business in the world. The company also provides a number of ancillary well-site services, and makes top drives for a broad range of drilling rig applications and rig instrumentation equipment to monitor rig performance.

Noble Drilling Corporation, headquartered in Houston, Texas, operates as a major drilling contractor with offshore operations in the United States, Canada, Mexico, the North Sea, Africa, the Middle East, South America and India.

R&B Falcon Corporation, headquartered in Houston, Texas, operates a fleet of inland marine drilling and workover units, shallow-water units and deep-water drilling and service units. The company also operates an inland marine towing and support fleet.

Santa Fe International Corporation, headquartered in Dallas, Texas, conducts international offshore and land contract drilling and provides drilling-related services to the petroleum industry worldwide, including third-party rig operations, incentive drilling, and drilling engineering and project management services.

Transocean Offshore, Inc., headquartered in Houston, Texas, provides contract drilling of oil and gas wells in offshore areas throughout the world and additional services including well engineering and planning, turnkey drilling and coiled tubing drilling.

Oil & Gas-Exploration & Production
__________________________________

The Houston Exploration Company, headquartered in Houston, Texas, explores for, develops and acquires oil and natural gas properties offshore in the Gulf of Mexico and onshore in Arkansas, Oklahoma, Texas and West Virginia.

Noble Affiliates, Inc., headquartered in Ardmore, Oklahoma, explores for, develops and markets oil and gas in the United States as well as internationally, mainly in the United Kingdom sector of the North Sea, Equatorial Guinea, Ecuador, Argentina and China. The company also markets oil and natural gas for itself and others.

Oil-Field Services
__________________

BJ Services Company, headquartered in Houston, Texas, provides well stimulation, cementing, sand control and coiled tubing services used in the completion of new oil and natural gas wells and in remedial work on existing wells, both onshore and offshore.

Cooper Cameron Corporation, headquartered in Houston, Texas, makes, sells and services petroleum production equipment and compression and power equipment for the oil and gas drilling, production and transmission markets and for the non-utility power generation, process and industrial markets.

Global Industries, Ltd., headquartered in Lafayette, Louisiana, provides pipeline construction, platform installation and removal and diving services, mainly to the offshore oil and gas industry in the Gulf of Mexico.

Petroleum Geo-Services ASA (ADR), headquartered in Lysaker, Norway, acquires, processes, manages and markets marine seismic data that is used by petroleum companies in the exploration for new reserves, the development of existing fields and the management of producing fields.

Schlumberger Ltd., headquartered in New York, New York, supplies products and services to the petroleum industry. Its oilfield services cover exploration, production and completion services. The unit provides information technology and communications services to oil and gas concerns and also supplies test and technology services.

Tidewater, Inc., headquartered in New Orleans, Louisiana, provides services and equipment to the offshore energy industry through the operation of the world's largest fleet of offshore service vessels.

Veritas DGC, Inc., headquartered in Houston, Texas, provides seismic data acquisition, data processing and multi-client data surveys to the oil and gas industry in selected markets worldwide.

Weatherford International, Inc., headquartered in Houston, Texas, provides marine drilling and workover services to the oil and gas industries. The company also makes, distributes and services oilfield equipment, drill pipes, premium tubulars and artificial lift products.

Oil-Integrated
_______________

BP Amoco Plc (ADR), headquartered in London, England, is an oil and petrochemicals company that explores for and produces oil and gas; refines, markets and supplies petroleum products; and markets and manufactures chemicals. The company has operations in more than 70 countries.

Chevron Corporation, headquartered in San Francisco, California, explores for, develops and produces crude oil and natural gas; refines crude oil into finished petroleum products; transports and markets crude oil, natural gas and petroleum products; and makes chemicals for industrial uses.

ENI SpA (ADR), headquartered in Rome, Italy, through subsidiaries, explores for, develops and produces oil and natural gas; supplies, transmits and distributes natural gas; refines and markets oil and petroleum products; produces and sells petrochemicals; and provides oilfield services contracting and engineering.

Mobil Corporation, headquartered in Fairfax, Virginia, produces, transports, refines and markets petroleum and natural gas and related products; and makes and markets chemicals.

Royal Dutch Petroleum Company NV, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

Texaco, Inc., headquartered in White Plains, New York, explores for, produces, transports, refines and markets crude oil, natural gas and petroleum products. The company conducts its operations in the United States, Europe and throughout the eastern and western hemispheres.

Total SA (ADR), headquartered in Paris, France, makes rubber-based products and specialty chemicals; explores for and produces crude oil and natural gas; and refines and markets petroleum products.

USX-Marathon Group, headquartered in Pittsburgh, Pennsylvania, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Financial Services FlexPortfolio Series

Banks & Thrifts
_______________

BankAmerica Corporation, headquartered in Charlotte, North Carolina, conducts a general banking business through banking offices in 22 states and the District of Columbia. The company also has offices overseas.

BankBoston Corporation, headquartered in Boston, Massachusetts, conducts a general banking business offering a broad range of individual, corporate and global banking services, through a network of offices across the United States and in 23 countries in Latin America, Europe, Asia and Africa.

Bank One Corporation, headquartered in Chicago, Illinois, is the fifth largest bank holding company in the United States. The company operates in selected international markets in 11 countries and is the nation's second largest credit card company, the leading retail bank in eight states and the third largest bank mutual fund company.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, FSB, operates a banking business through full-service banking offices in Michigan, New York and Ohio, and loan production offices in Indiana, Kentucky, Michigan and Ohio.

The Chase Manhattan Corporation, headquartered in New York, New York, conducts domestic and international financial services business with operations in more than 50 countries.

First Union Corporation, headquartered in Charlotte, North Carolina, conducts a wide range of commercial and retail banking and trust services and provides other financial services including mortgage banking, investment banking, home equity lending, leasing, insurance and securities brokerage.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, conducts a commercial bank and trust business in 17 states from the midwest to the Rocky Mountains to the Pacific Northwest.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small- to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's offices are located throughout the United States.

Wells Fargo Company, headquartered in San Francisco, California, is a diversified financial services company providing banking, insurance, investments, mortgage and consumer finance services. The company operates through offices in the United States, Canada, the Caribbean, Latin America and elsewhere internationally.

Financial Services
_________________

American Express Company, headquartered in New York, New York, with subsidiaries, provides travel-related services including travelers' cheques, credit cards, consumer lending, tour packages and itineraries, and publications. The company also provides diversified financial products and services and international banking services through offices in 36 countries.

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, issues Visa and MasterCard credit card products to customers in the United States and the United Kingdom. The company also provides consumer lending and deposit services.

Citigroup, Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance, and consumer finance products such as credit cards and personal loans.

Countrywide Credit Industries, Inc., headquartered in Calabasas,
California, originates, buys, sells and services mortgage loans, including first-lien mortgage loans secured by single-family residences. The company also offers home equity loans in conjunction with newly produced first-lien mortgages as a separate product.

Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments.

Household International, Inc., headquartered in Prospect Heights,
Illinois, through subsidiaries, provides consumer financial services, primarily offering consumer lending products to middle market consumers in the United States, Canada and the United Kingdom.

MBNA Corporation, headquartered in Wilmington, Delaware, issues premium and standard MasterCard and Visa bank credit cards, marketed mainly through endorsements of membership associations and financial institutions. The company also makes other consumer loans and offers deposit products.

Providian Financial Corporation, headquartered in San Francisco,
California, operates as a consumer lending concern that offers a variety of secured and unsecured loans to customers.

Insurance
_________

AFLAC Incorporated, headquartered in Columbus, Georgia, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer; and sells individual and group life, accident and health insurance.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies; and offers life insurance, annuity and group pension products.

American International Group, Inc., headquartered in New York, New York, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad.

The Chubb Corporation, headquartered in Warren, New Jersey, writes property and casualty insurance, including personal and commercial insurance coverage. The company also develops real estate, mainly in New Jersey and Florida.

The Equitable Companies Incorporated, headquartered in New York, New York, provides a broad range of financial services and products, including individual insurance, annuities, mutual funds, investment management, investment banking, securities transaction and brokerage services.

MGIC Investment Corporation, headquartered in Milwaukee, Wisconsin, through subsidiaries, provides private mortgage insurance in the United States to savings institutions, mortgage bankers, commercial banks, mortgage brokers, credit unions and other lenders.

Nationwide Financial Services, Inc. (Class A), headquartered in
Columbus, Ohio, offers long-term savings and retirement products to retail and institutional customers throughout the United States.
Products offered include variable and fixed annuities, life insurance, mutual funds, retirement products and administrative services.

Progressive Corporation, headquartered in Mayfield Heights, Ohio, through subsidiaries, provides personal automobile insurance and other specialty property-casualty insurance and related services. The company sells primarily through independent insurance agents in the United States and Canada.

Investment Services
___________________

Franklin Resources, Inc., headquartered in San Mateo, California, through subsidiaries, provides investment management, marketing, distribution, transfer agency and administrative services to open-end investment companies and to managed and institutional accounts; and provides investment management and related services to closed-end investment companies.

Lehman Brothers Holdings, Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.

Merrill Lynch & Company, Inc., headquartered in New York, New York, through subsidiaries, provides broker, trading and underwriting services; investment banking and corporate finance advisory services; asset management; trading of foreign exchange instruments, futures, commodities, and derivatives; securities clearance services; banking, trust, and lending services; and insurance services.

Morgan Stanley Dean Witter & Co., headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit cards and various other investment advice services.

T. Rowe Price Associates, Inc., headquartered in Baltimore, Maryland, serves as investment adviser to the T. Rowe Price family of no-load mutual funds and other sponsored investment portfolios and institutional and individual private accounts. The company also provides certain administrative and shareholder services to the Price funds and other mutual funds.

Internet FlexPortfolio Series

Access/Information Providers
____________________________

America Online, Inc., headquartered in Sterling, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.

MCI WorldCom, Inc., headquartered in Jackson, Mississippi, through subsidiaries, provides long distance and local products, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, fax and data connections, and interconnection to Internet service providers.

MediaOne Group, Inc., headquartered in Englewood, Colorado, provides cable and telecommunications network services in the midwestern and western United States and internationally. The company also provides domestic and international wireless communications network businesses and domestic and international directory and information services.

MindSpring Enterprises, Inc., headquartered in Atlanta, Georgia, provides Internet access serving individual subscribers.

Qwest Communications International, Inc., headquartered in Denver, Colorado, provides communications services to inter-exchange carriers and other communications entities, businesses and consumers.

Communications Equipment
________________________

Lucent Technologies, Inc., headquartered in Murray Hill, New Jersey, is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products. The company is a leading global marketer of business communications systems and computers.

Northern Telecom Ltd. (Nortel), headquartered in Brampton, Ontario, Canada, provides communications solutions and telecommunications equipment and related services in Asia, North, Central and South America, the Caribbean, Europe, the Middle East and the Pacific Rim. The company also provides products and services to the telecommunications and cable television industries, businesses, universities and others worldwide.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Computer Networking
___________________

3Com Corporation, headquartered in Santa Clara, California, offers a broad range of networking products which include routers, switches, hubs, remote access servers, adapters and network management software for Ethernet, Token Ring, FDDI, ATM and other high-speed networks.

Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance Internet-working systems that link geographically dispersed local and wide area networks to form a single, seamless information infrastructure.

Computer Services
_________________

Cambridge Technology Partners, Inc., headquartered in Cambridge,
Massachusetts, provides management consulting and systems integration. The company combines management consulting, IT strategy, process innovation and implementation, custom and package software deployment, network services and training to deliver business solutions for clients.

Computers
_________

Compaq Computer Corporation, headquartered in Houston, Texas, makes and markets desktop personal computers, portable computers, workstations, communications products and tower PC servers, and peripheral products that store and manage data in network environments. The company's products are marketed mainly to business, home, government and education customers.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, solid state components and instrumentation for chemical analysis.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support. The company's software utilizes the UNIX operating system.

Internet Content
________________

CMGI Inc., headquartered in Andover, Massachusetts, offers a wide variety of direct marketing services including mailing lists, leading edge database management, design and development capabilities, consultative list management and brokerage services, Internet and interactive media direct marketing software technologies.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.), publishing operations and a rapidly growing Internet presence including Web sites and an interest in an Internet search engine.

On-Line Brokerage
_________________

E*TRADE Group, Inc., headquartered in Palo Alto, California, provides online discount brokerage services, using its proprietary processing technology. Services include automated order placement, portfolio tracking and related market information, news and other information.

Charles Schwab Corporation, headquartered in San Francisco, California, through subsidiaries, provides discount securities brokerage and related financial services and offers trade execution services for Nasdaq securities to broker/dealers and institutional customers. The company offers many online services, including trading of stocks and access to research.

Semiconductors
______________

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.

Software
________

Check Point Software Technologies, Ltd., headquartered in Ramat Gan, Israel, develops, sells and supports network security software products that enable connectivity with security and manageability.

Microsoft Corporation, headquartered in Redmond, Washington, makes, sells and licenses software products including operating systems, server applications, business and consumer products, Internet software technologies and development tools. The company also markets personal computer books and input devices, and researches and develops software technologies.

Network Associates, Inc., headquartered in Santa Clara, California, develops, markets, distributes and supports network security and management software products including anti-virus protection, as well as client/server network management tools.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management and network products, application development and business intelligence productivity tools, and client server business applications.

Sterling Commerce, Inc., headquartered in Dallas, Texas, develops, markets and supports electronic commerce software products and provides electronic commerce network services that enable businesses to engage in business-to-business electronic communications and transactions.

Pharmaceutical FlexPortfolio Series

Abbott Laboratories, headquartered in North Chicago, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Agouron Pharmaceuticals, Inc., headquartered in La Jolla, California, develops, manufactures and markets small molecule drugs engineered to inactivate proteins which play key roles in cancer, AIDS and other serious diseases.

American Home Products Corporation, headquartered in Madison, New
Jersey, makes nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines, and over-the-counter drugs. The company also makes crop protection and pest control products.

Amgen, Inc., headquartered in Thousand Oaks, California, a global biotechnology concern, develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Bristol-Myers Squibb Company, headquartered in New York, New York, produces and distributes pharmaceuticals, consumer medicines, nutritionals, medical devices and beauty care products.

Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous system diseases and disorders.

Glaxo Wellcome Plc (ADR), headquartered in London, England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastro-intestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Jones Pharma, Inc., headquartered in St. Louis, Missouri, makes and sells pharmaceuticals, including products that serve the thyroid treatment and the critical care segments of the healthcare industry, as well as the companion animal segment of the veterinary industry.

Merck & Company, Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Mylan Laboratories, Inc., headquartered in Pittsburgh, Pennsylvania, develops, makes and distributes generic and proprietary pharmaceutical and wound care products for resale by others. Products include solid oral dosage forms, as well as suspensions, liquids, injectables and transdermals, many of which are packaged in specialized systems.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Pfizer, Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Roche Holdings AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. Through its subsidiaries, the company develops pharmaceuticals and drugs, fine chemicals and vitamins, fragrances and flavors, diagnostic equipment and liquid crystals. Products are distributed throughout the United States, Europe, Asia and Latin America.

Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health, over-the-counter, foot care and sun care products.

SmithKline Beecham Plc (ADR), headquartered in Middlesex, England, discovers, develops, makes and sells pharmaceuticals, vaccines, over-the-counter medicines and health-related consumer products. The company also provides healthcare services, including disease management, clinical laboratory testing and pharmaceutical benefit management.

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petach Tikva, Israel, makes, sells and exports generic, branded and innovative drugs. The company also makes bulk pharmaceutical chemicals, hospital supplies and veterinary products.

Warner-Lambert Company, headquartered in Morris Plains, New Jersey, makes consumer healthcare products including over-the-counter health products, shaving products and pet care products; confectionery products including chewing gums, breath mints and hard candies; ethical (prescription) pharmaceuticals, biologicals and empty gelatin capsules.

Watson Pharmaceuticals, Inc., headquartered in Corona, California, researches, develops and sells off-patent and proprietary pharmaceutical products, including therapeutic equivalents of solid, liquid and sustained release products.

Zeneca Group Plc (ADR), headquartered in London, England, researches, develops and makes ethical pharmaceuticals, agricultural chemicals, and specialty chemicals and seeds. The company also provides disease-specific healthcare services.

Technology FlexPortfolio Series

Computer & Peripherals
______________________

Compaq Computer Corporation, headquartered in Houston, Texas, makes and markets desktop personal computers, portable computers, workstations, communications products and tower PC servers, and peripheral products that store and manage data in network environments. The company's products are marketed mainly to business, home, government and education customers.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, makes, markets and supports a wide range of storage-related hardware, software and service products for the open systems, mainframe and network attached information storage and retrieval system market.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, solid state components and instrumentation for chemical analysis.

Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support. The company's software utilizes the UNIX operating system.

Computer Software & Services
_____________________________

BMC Software, Inc., headquartered in Houston, Texas, provides high performance systems management software products for mainframe and client/server based information systems. The company also sells and provides maintenance enhancement and support services for its products.

Check Point Software Technologies, Ltd., headquartered in Ramat Gan, Israel, develops, sells and supports network security software products that enable connectivity with security and manageability.

Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products, as well as client/server systems management and application development products. The company also offers data processing professional services.

Keane, Inc., headquartered in Boston, Massachusetts, provides software consulting, development, integration, management and technical support services to corporations, government agencies and healthcare facilities. The company helps clients leverage their existing information systems capability and more effectively manage software applications.

Microsoft Corporation, headquartered in Redmond, Washington, makes, sells and licenses software products including operating systems, server applications, business and consumer products, Internet software technologies and development tools. The company also markets personal computer books and input devices, and researches and develops software technologies.

Network Associates, Inc., headquartered in Santa Clara, California, develops, markets, distributes and supports network security and management software products including anti-virus protection, as well as client/server network management tools.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management and network products, application development and business intelligence productivity tools, and client server business applications.

PeopleSoft, Inc., headquartered in Pleasanton, California, develops "PeopleSoft Human Resource Management System," "PeopleSoft Financials," "PeopleSoft Distribution" and "PeopleSoft Financials for Public Sector" software products which are portable and scaleable families of cross-industry client/server enterprise-wide applications for use throughout companies.

SAP AG (ADR), headquartered in Walldorf, Germany, is a multi-national software company which develops business software, consults on organizational usage of its application software and provides training services. The company also markets its products and services through subsidiaries, distributors and other business partners worldwide.

Data Networking/Communications Equipment
________________________________________

3Com Corporation, headquartered in Santa Clara, California, offers a broad range of networking products which include routers, switches, hubs, remote access servers, adapters and network management software for Ethernet, Token Ring, FDDI, ATM and other high-speed networks.

Ascend Communications, Inc., headquartered in Alameda, California, develops, makes, markets, sells and supports a broad range of high-speed digital wide area network access products that enable its customers to build Internet access systems, extensions and enhancements to corporate backbone networks, and videoconferencing and multimedia access facilities.

Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance Internet-working systems that link geographically dispersed local and wide area networks to form a single, seamless information infrastructure.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Semiconductors & Semiconductor Equipment
________________________________________

Altera Corporation, headquartered in San Jose, California, develops and markets CMOS (complementary metal oxide semiconductor) programmable logic integrated circuits, and associated engineering development software and hardware.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.

KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. Products include data converters, interface circuits, microprocessor supervisors and amplifiers.

STMicroelectronics NV, headquartered in St. Genis-Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price. The Public Offering Price per Unit is comprised of the following:

-  the aggregate underlying U.S. dollar value of the Securities;
-  the amount of any cash in the Income and Capital Accounts;
-  dividends receivable on Securities; and
-  the Sponsor retention (which is entirely deferred).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, to an extent which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units.

Sponsor Retention.

The maximum Sponsor retention you will pay is entirely deferred. This deferred sales charge is equal to $0.0042 per Unit per month and will be accrued daily but deducted on the 20th day of each month (or if the 20th day is not a business day on the preceding business day) beginning ________ 20, 1999 and continuing for the life of the Trusts. On the Initial Date of Deposit this fee will equal 2.5% of the Public Offering Price (equivalent to 2.5% of the net amount invested) but because this fee is a fixed dollar amount per Unit it will vary from 2.5% as the Public Offering Price varies from $10 per Unit. However, in no event will the maximum Sponsor retention exceed _____% of the Public Offering Price per Unit. Units purchased subsequent to the initial Sponsor retention payment will be subject only to those Sponsor retention payments not yet collected.

The Value of the Securities.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, the evaluation will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined:

a) on the basis of current ask prices for comparable securities,

b) by appraising the value of the Securities on the ask side of the market, or

c) by any combination of the above.

The Evaluator will appraise the value of the underlying Securities in the Trusts as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this Prospectus will exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange ("NYSE"): New Year's Day, Martin Luther King, Jr.'s Birthday, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying value of the Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust plus the Sponsor retention. We calculate the aggregate underlying value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").

Award Programs.

From time to time we may sponsor programs which provide awards to our dealers' registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable Sponsor fee on Units sold by such persons during such programs. We make these payments out of our own assets, and not out of a Trust's assets. These programs will not change the price you pay for your Units or the amount that a Trust will receive from the Units sold.

Investment Comparisons.

From time to time we may compare the then current estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, the New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of each Trust, which are described more fully elsewhere in this prospectus, differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future relative performance.

                  The Sponsor's Profits

We will receive the Sponsor retention per Unit as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes the Sponsor retention) or redeemed will be a profit or loss to us. The secondary market Public Offering Price of Units may be more or less than the cost of those Units to us. We may also realize profits or losses as we create additional Units for the Distribution Reinvestment Option.

                  The Secondary Market

Although we are not obligated to, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses exceed the estimate, the appropriate Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

Each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and

- All taxes and other government charges imposed upon the Securities or any part of a Trust. (No such taxes or charges are now in place or planned as far as we know.)

The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

The Trusts will be audited on an annual basis. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, the Trusts will pay for the audit. You can receive a copy of the audited financial statements by notifying the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

 The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay the Sponsor fee.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request an In-Kind Distribution of Securities when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as record owner of Units that person registered as such on its books. If you request certificates representing the Units you ordered they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign exactly as your name appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.

You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will keep an account for you and will credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as the registered owner of Units:

- a written initial transaction statement containing a description of your Trust;

- the number of Units issued or transferred;

- your name, address and Taxpayer Identification Number ("TIN");

- a notation of any liens or restrictions of the issuer and any adverse claims; and

- the date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

As a Unit holder, you may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. The Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

1. a summary of transactions in your Trust for the year;

2. any Securities sold during the year and the Securities held at the end of that year by your Trust;

3. the Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

4. amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information" for each Trust. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Capital Account from the sale of Securities designated to meet redemptions of Units, to pay the deferred sales charge or to pay expenses will not be distributed. The Trustee is not required to pay interest on funds held in the Income or Capital Accounts of a Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds.

We anticipate that the Sponsor fee will be collected from the Capital Account of a Trust and that there will be enough money in the Capital Account to cover these costs. If there is not enough money in the Capital Account to pay the Sponsor fee, the Trustee may sell Securities to meet the shortfall. We will designate an account where distributions will be made to pay the deferred sales charge.

The Trustee is required by the Internal Revenue Service to withhold a certain percentage of any distribution a Trust makes and deliver such amount to the Internal Revenue Service if the Trustee does not have your TIN. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. Normally, the selling broker gives your TIN to the Trustee. However, you should check your statements from the Trustee to make sure they have the number to avoid this "back-up withholding." If not, you should provide it to the Trustee as soon as possible.

Within a reasonable time after a Trust is terminated you will receive the pro rata share of the money from the disposition of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in your Trust, excluding any unpaid expenses of such Trust.

The Trustee may establish reserves (the "Reserve Account") within a Trust for any state and local taxes and any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay any remaining Sponsor retention on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. Please note that even if you reinvest distributions, they are still considered distributions for income tax purposes.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. In addition, you will not be assessed the amount of any remaining unaccrued Sponsor retention when you sell or redeem your Units. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust.

If you are tendering 1,000 Units or more of a Trust for redemption, rather than receiving cash, you may elect to receive a distribution of shares of Securities (an "In-Kind Distribution") in an amount and value equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. If there is not enough money in the Capital Account to pay the required cash distribution, the Trustee may have to sell Securities.

The Internal Revenue Service will require the Trustee to withhold a portion of your redemption proceeds if the Trustee has not previously been provided your TIN. For more information about this withholding, see "Income and Capital Distributions." If the Trustee does not have your TIN, you must provide it at the time of the redemption request.

The Trustee may sell Securities in a Trust to make funds available for redemption. If Securities are sold, the size and diversity of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

1. if the NYSE is closed (other than customary weekend and holiday closings);

2. if the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

3. for any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation.

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

The aggregate underlying value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the secondary market Public Offering Price as discussed in "Public Offering-The Value of the Securities."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- the issuer of the Security defaults in the payment of a declared dividend;

- any action or proceeding prevents the payment of dividends;

- there is any legal question or impediment affecting the Security;

- the issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- the issuer has defaulted on the payment of any other of its outstanding obligations; or

the price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses. In designating which Securities should be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  to cure ambiguities;

-  to correct or supplement any defective or inconsistent provision;

-  to make any amendment required by any governmental agency; or

- to make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date. The Trusts may be terminated earlier:

-  upon the consent of 100% of the Unit holders of a Trust;

- if the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period; or

- in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire Sponsor retention paid by such purchaser; however, termination of a Trust for any other stated reason will result in the waiver of any remaining Sponsor retention payments at the time of termination. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of a Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option for eligible Unit holders you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts of your Trust, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provide by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series
-  FT Series (formerly known as The First Trust Special Situations Trust)
-  The First Trust Insured Corporate Trust
-  The First Trust of Insured Municipal Bonds
-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to the Sponsor and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable to Unit holders for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- appoint a successor Sponsor, paying them a reasonable rate not more than that stated by the SEC,

-  terminate the Indenture and liquidate the Trusts, or

-  continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trusts.

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Page 42

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Page 43

                    FIRST TRUST (registered trademark)

              America's Leading Brands FlexPortfolio Series
                       Energy FlexPortfolio Series
                 Financial Services FlexPortfolio Series
                      Internet FlexPortfolio Series
                   Pharmaceutical FlexPortfolio Series
                     Technology FlexPortfolio Series

                                 FT 336

                                Sponsor:

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

              -  Securities Act of 1933 (file no. 333-_____) and
              -  Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov

                             ________, 1999

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 44

                   First Trust (registered trademark)
                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 336 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing ("Prospectus").

This Information Supplement is dated ________, 1999. Capitalized terms have been defined in the Prospectus.

                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Concentrations
   Consumer Products                                           2
   Energy                                                      2
   Financial Services                                          4
   Pharmaceutical                                              6
   Technology                                                  7

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Concentrations

Consumer Products. An investment in the America's Leading Brands FlexPortfolio Series should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Energy. An investment in Units of the Energy FlexPortfolio Series should be made with an understanding of the problems and risks such an investment may entail.

The Energy FlexPortfolio Series invests in Equity Securities of companies involved in the energy industry. The business activities of companies held in the Energy FlexPortfolio Series may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control. Companies participating in new activities resulting from technological advances or research discoveries in the energy field were also considered for the Energy FlexPortfolio Series.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Equity Securities in the Energy FlexPortfolio Series may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Equity Securities during the life of the Energy FlexPortfolio Series.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility.

Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Energy FlexPortfolio Series.

Financial Services. An investment in Units of the Financial Services FlexPortfolio Series should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

Some of the nation's largest banks, already working to upgrade their own computer systems to meet the Year 2000 deadline, are concerned that some borrowers may fail to upgrade their computers in time, creating problem loans and increasing overall loan losses. Banks considered most vulnerable by analysts include those lending primarily to small businesses, which aren't as likely as large businesses to have a plan for upgrading their computers. Also at risk are banks with significant exposure overseas, where many foreign businesses are not moving as quickly to resolve this problem. Analysts warn that it will be difficult for banks to determine their potential loan losses related to Year 2000 credit risk.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

Proposed federal legislation which would permit banks greater participation in the insurance business could, if enacted, present an increased level of competition for the sale of insurance products. In addition, while current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Equity Securities included in the Financial Services FlexPortfolio Series will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Pharmaceutical. An investment in Units of the Pharmaceutical
FlexPortfolio Series should be made with an understanding of the characteristics of the pharmaceutical and medical industries and the risks which such investment may entail.

Pharmaceutical companies are companies involved in drug development and production services. Such companies have potential risks unique to their sector of the healthcare field. Such companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from generic drug sales, the termination of their patent protection for drug products and the risk that technological advances will render their products or services obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes, with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

The medical sector has historically provided investors with significant growth opportunities. One of the industries included in the sector is pharmaceutical companies. Such companies develop, manufacture and sell prescription and over-the-counter drugs. In addition, they are well known for the vast amounts of money they spend on world-class research and development. In short, such companies work to improve the quality of life for millions of people and are vital to the nation's health and well-being.

As the population of the United States ages, the companies involved in the pharmaceutical field will continue to search for and develop new drugs through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs and vaccines. These activities may make the pharmaceutical sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are considered from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Technology. An investment in Units of the Internet FlexPortfolio Series or the Technology FlexPortfolio Series should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities in such Trusts depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities in such Trusts will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities in such Trusts and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities in such Trusts will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities in such Trusts.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Equity Securities in such Trusts.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

                           MEMORANDUM

                           Re:  FT 336

     The only difference of consequence (except as described below) between FT 328, which is the current fund, and FT 336, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 328 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits








                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 336 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 8, 1999.

                           FT 336
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

Robert D. Van Kampen   Director of
                       Nike Securities        March 8, 1999
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**
David J. Allen         Director of
                       Nike Securities
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.

___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.




                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form   of  Trust  Agreement  for  Series  336  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).




___________________________________
* To be filed by amendment.

                               S-5